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                                                                      EXHIBIT 16

                          CALCULATION OF TOTAL RETURN

     The Fund calculates its average annual total return quotations for the one, five and ten year periods ended on the date of the most recent balance sheet included in the registration statement, by finding the average compounded rates of return over the one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P(1+T)n = ERV

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Where:  P    =    a hypothetical initial payment of $1,000

        T    =    average annual total return

        n    =    number of years

        ERV  =    ending redeemable value of a hypothetical $1,000 payment made at the beginning of the designated one, five or ten year period or periods at the end of the designated one, five or ten year period or periods (or fractional portion thereof)
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     These calculations incorporate the following assumptions:

          1. The maximum sales load (or other charges deducted from payments) is deducted from the initial $1,000 payment.

          2. All dividends and distributions by the Fund are reinvested at the price stated in the prospectus on the reinvestment dates during the period, i.e., any sales load charged upon reinvestment of dividends would be reflected.

          3. All recurring fees, if any, charged to all shareholder accounts are included.


          4. The ending redeemable value assumes a complete redemption at the end of the designated one, five or ten year period or periods and the deduction of all nonrecurring charges, if any, deducted at the end of such period or periods.